Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Consolidated Financial Position, Liquidity and Capital Resources
3.	Financial Instruments
4.	Funding Costs
5.	Related Party Transactions
6.	Shareholders’ Equity
7.	Accounting Policies and Estimates
8.	Disclosure Controls and Procedures
9.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at June 7, 2016 unless otherwise stated, and the unaudited condensed consolidated financial statements of the Company for the 13-week period ended April 30, 2016 (“Q1 2016 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The first quarter (“Q1”) unaudited results for the 52-week period ending January 28, 2017 (“Fiscal 2016” or “2016”) and the 52-week period ended January 30, 2016 (“Fiscal 2015” or “2015”) reflect the 13-week periods ended April 30, 2016 (“Q1 2016”) and May 2, 2015 (“Q1 2015”), respectively. The 2014 fiscal year refers to the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements, for Fiscal 2015. These items are contained in the Company’s 2015 Annual Report. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) and the Management Proxy Circular, both dated March 17, 2016, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2015 Annual Report, together with the AIF and Management Proxy Circular, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are to inactive textual references only.

The Q1 2016 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A so that readers may do the same. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under “2016 First Quarter Highlights”, Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 7 “Accounting Policies and Estimates” and Section 9 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter, traditionally the Company's strongest quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; the proposed real estate transactions in this Quarterly Report, which are subject to closing conditions, not closing on the agreed terms, or at all; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to secure an agreement with a financial institution for a credit card and other financial services; ability of the Company’s new loyalty program to attract and retain customers; the ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire to, structural integrity and safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in Section 9 “Risks and Uncertainties” of this MD&A as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 10 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. All of the forward-looking statements included in this MD&A are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of this MD&A and the Company’s most recent annual MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this MD&A is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2016 First Quarter Highlights
For the 13-week periods ended April 30, 2016 and May 2, 2015
(unaudited)

	First Quarter
(in CAD millions, except per share amounts)	2016	% Chg 2016 vs 2015	2015
Total revenue	$595.9	(14.5)%	$697.2
Total same store sales (%)[1]	(7.4)%		(4.3)%
Total Core Retail same store sales (%)[1]	(6.9)%		(3.8)%
Adjusted EBITDA[1]	(75.4)	(49.3)%	(50.5)
Net loss	(63.6)	(7.6)%	(59.1)
Basic and diluted net loss per share	(0.62)	(6.9)%	(0.58)
(in CAD millions)	As at April 30, 2016	% Chg 2016 vs 2015	As at May 2, 2015
Cash	$349.8	202.9%	$115.5
Inventories	695.8	1.7%	684.0
Total assets	1,545.0	(7.6)%	1,672.4
Shareholders’ equity	467.4	(7.6)%	505.9

1
Total same store sales and Core Retail same stores sales are operating performance measures. Adjusted EBITDA is a non-IFRS measure. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	First Quarter
	2016	2015
High	$5.98	$12.60
Low	$3.07	$9.18
Close	$4.90	$9.36
Average daily trading volume	31,015	16,113

(NASDAQ - Trading Symbol SRSC) - quoted in U.S. dollars

	First Quarter
	2016	2015
High	$4.27	$10.00
Low	$2.36	$7.66
Close	$3.90	$7.69
Average daily trading volume	70,732	40,631

•
Revenue was $595.9 million in Q1 2016, a decrease of 14.5%, as compared to Q1 2015. The decrease was primarily attributable to sales declines in home décor, Craftsman®, Air & Water Products (“CAWP”), home furnishings, major appliances, children’s wear, women’s apparel and jewellery, accessories and footwear. Included in the total revenue decrease in Q1 2016 described above, was a decrease in our Direct channel of $28.4 million compared to Q1 2015 primarily due to a reduction in catalogue pages and online transactions. In addition, the total revenue decrease in Q1 2016 includes a decrease in Commission and licensee revenue primarily due to reduced revenues of $20.6 million after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015, and the effect of store closures subsequent to the end of Q1 2015, which reduced revenues in Q1 2016 by $3.2 million.

•
Total same store sales for Q1 2016 declined by 7.4% compared to Q1 2015. Same store sales in our full-line and Sears Home stores combined (“Core Retail” stores) decreased by 6.9% in Q1 2016 compared to Q1 2015.

•	The Company made progress on its strategic initiatives, having executed the following in Q1 2016:

•
Cost management resulted in selling, administrative and other expenses decreasing by $25.5 million in Q1 2016, as compared to Q1 2015. This decrease included the impact of non-recurring items included in selling, administrative and other expenses in Q1 2016. As of the end of Q1 2016, the Company identified approximately $80.0 million in annualized cost savings against a previously-announced goal of $100.0 million to $127.0 million in annualized cost savings in 2016, as compared to 2015. The goal for the 2016 annualized cost savings has been increased to a range of $127.0 to $155.0 million;

•
Launched Initium Commerce Lab, an innovation lab that will design and implement a modernized technology platform for all of Sears Canada. Initium is an open-concept, creative environment, physically located away from head office operations to facilitate the generation of new ideas and focus on delivering customer-centric, digital solutions; and

•
Announced the closing of previously announced sale and leaseback transaction of logistic centres at Vaughan, Ontario and Calgary, Alberta. The Company will continue to operate the logistic centres under a long-term lease with no expected impact to employees at the logistic centres as a result of these announcements.

•
Announced the appointment of Becky Penrice as Executive Vice-President and Chief Operating Officer. Ms. Penrice had been Senior Vice-President and Interim Chief Operating Officer since February 2016 and, prior to that, was Senior Vice-President Human Resources and Information Technology since June 2015.

•
Announced the Company’s Executive Vice-President and Chief Financial Officer would be leaving the Company effective as of June 30, 2016 to pursue other opportunities. Billy Wong, Senior Vice-President, Finance will be Interim CFO until a permanent CFO is named.

•
The Company’s gross margin rate was 28.2% in Q1 2016 compared to 33.6% in Q1 2015. The decrease in the gross margin rate in Q1 2016 was impacted by the weakening of the Canadian dollar, which negatively impacted Q1 2016 margins by $17.3 million primarily in home décor, home furnishings, CAWP, seasonal merchandise, women’s apparel, men’s wear, children’s wear and footwear. The gross margin rate for Q1 2016 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin by $20.6 million. Excluding the negative impact of the weaker Canadian dollar and the termination of the marketing and servicing agreement with JPMorgan Chase, the Q1 2016 gross margin rate would have declined by 90 basis points compared to the Q1 2015 normalized gross margin rate. The Company continues to maintain its foreign exchange hedging programs and operating processes to manage the impact of future volatility in the exchange rate. These programs and processes are expected to continue to partially mitigate foreign exchange risk in 2016.

•
Adjusted net loss before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q1 2016 was $75.4 million, as compared to $50.5 million in Q1 2015, an increase in the loss of $24.9 million. Adjusted EBITDA in Q1 2016 was negatively impacted by $24.9 million loss of revenues from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $16.1 million from the impact of the weakening Canadian dollar, and $3.1 million from the closure of underperforming stores subsequent to the end of Q1 2015. The negative impacts were partially offset by a reduction of $2.1 million in severance costs which were not included in transformation expense. Excluding the impact of these items, Adjusted EBITDA in Q1 2016 improved by $17.1 million compared to Q1 2015.

•	Basic and diluted net loss per common share was $0.62 for Q1 2016, as compared to a basic and diluted net loss per common share of $0.58 for the same period last year.

•
The Company ended Q1 2016 with total cash of $349.8 million and no cash drawings on the $300.0 million Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”). Refer to Note 7 “Long-term obligations and finance costs” in the Q1 2016 financial statements for additional information.

1. Company Performance

a. Merchandising Operations and Business Overview
Prior to Fiscal 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is now comprised of one reportable segment, Merchandising. The Company’s merchandising operations includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company’s wholly-owned subsidiary S.L.H. Transport Inc. (“SLH”) and product repair. Commission revenue includes travel, home improvement services, wireless and long distance plans and insurance. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores (See Note 13 “Financial instruments” in the Q1 2016 financial statements for additional information on our licensees).

As at April 30, 2016, January 30, 2016 and May 2, 2015, the Company’s locations were distributed across the country as follows:

						As at April 30, 2016	As at January 30, 2016	As at May 2, 2015
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores[1]	10	23	31	18	13	95	95	111
Sears Home stores	1	9	18	6	5	39	41	46
Outlet stores[1]	3	4	9	3	1	20	23	10
Corporate stores	14	36	58	27	19	154	159	167
Hometown stores	21	11	11	38	25	106	125	197
Corbeil Franchise stores	—	14	2	—	—	16	16	16
Corbeil Corporate stores	—	12	5	—	—	17	17	17
Corbeil	—	26	7	—	—	33	33	33
National Logistics Centres[2]	—	1	2	2	1	6	6	6
Travel offices	7	21	33	11	10	82	84	85
Catalogue merchandise pick-up locations	173	286	332	290	106	1,187	1,213	1,307

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
2
Sears operates four logistics centres strategically located across the country, each referred to as a National Logistics Centres (“NLC”). The NLCs are comprised of five owned and three leased warehouse facilities which serve all channels of the business. See Note 12 “Assets classified as held for sale” in the Q1 2016 financial statements for additional information.

As at April 30, 2016 and January 30, 2016, the number of selling units leased and owned by the Company was as follows:

	As at April 30, 2016			As at January 30, 2016
	Leased	Owned	Total	Leased	Owned	Total
Full-Line Department[1]	86	9	95	86	9	95
Sears Home stores	37	2	39	39	2	41
Outlet stores[1]	18	2	20	21	2	23
Hometown stores[2]	5	—	5	7	—	7
Corbeil[2]	29	—	29	29	—	29
Total[3]	175	13	188	182	13	195

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
2	Only Hometown and Corbeil stores that are not independently owned and operated are included.
3	Travel offices and Catalogue merchandise pick-up locations are located in Sears stores or local businesses, and therefore not included.

As at April 30, 2016, January 30, 2016 and January 31, 2015, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(in square feet millions)	As at April 30, 2016	As at January 30, 2016	As at January 30, 2015
Full-Line Department[1]	12.4	12.4	14.1
Sears Home stores	1.8	1.8	2.1
Outlet stores[1]	2.0	2.2	0.9
Other[2]	0.2	0.2	0.3
NLCs	6.5	6.5	6.6
Total	22.9	23.1	24.0

1	During 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line stores.
2	Other includes Hometown and Corbeil stores that are not independently owned and operated. Other also included Appliances and Mattresses as at January 31, 2015 and prior.

b. Strategic Initiatives
During the first quarter of Fiscal 2016, Sears Canada continued to build on re-engineering the business. The re-engineering initiatives are organized under four primary workstreams, which are designed to drive the Company’s business goals of increasing revenue, operating profitably, and maintaining a strong balance sheet.
The four primary workstreams are as follows:

1.
Project Sears 2.0 - Focuses on moving Sears physical retail stores to a more productive model, with a customer-focused and relevant assortment, faster inventory turns, and an assessment of the required square footage per store. Initiatives that drive Sears Canada’s in-store business fall into this category.

2.
Initium - Focuses on standing up a new technology architecture to run Sears Canada, an upgraded commerce experience and logistics capabilities. The platform will structure Sears Canada as a digital commerce company with a network of stores attached, as opposed to a network of stores and legacy technology with a separate e-commerce business.

3.	Real Estate - Focuses on appropriately matching and innovating the Company’s real estate portfolio to better suit its needs for a profitable store-based retail business.

4.	SG&A - Focuses on bringing the Company’s Selling, General and Administrative expense structure in line with its revenue.

During Q1 2016, the Company made progress on its strategic initiatives, having executed the following:

Project Sears 2.0

•	Entered into a new loan processing and servicing agreement with easyFinancial Services Inc. to extend financing options to Sears customers purchasing major appliances and other home appliances; and

•
Implemented a new tool for store managers called “Playbook”, to accelerate the sales productivity and profitability of stores, and move bottom performing stores to current averages. Playbook provides store managers with operating tactics to drive four KPI’s: sales per square foot, margins, sales per labour hour, and inventory turns, and encourages more decentralized, entrepreneurial activity.

Initium

•
Launched Initium Commerce Lab, an innovation lab that will design and implement a modernized technology platform for Sears Canada. Initium is an open-concept, creative environment, physically located away from head office operations to facilitate the generation of new ideas and focus on delivering customer-centric, digital solutions; and

•
Leveraged the catalogue as a marketing and selling tool to acquire new target customers, while engaging and retaining traditional customers. The Company is also using conversion tactics to encourage catalogue customers to shop online at sears.ca, and to maximize the revenue lift in-store from its catalogue distribution.

Real Estate

•
During Q1 2016, the Company exited two Sears Home Stores and executed conversion plans for the closely located full-line stores. The Company also exited three Outlet stores in the Greater Toronto Area, as it optimizes this channel which has grown in recent years relative to the business requirements for liquidation of excess inventory;

•
On February 23, 2016, the Company announced plans to assign eight of its Sears Home store leases to another retailer. This supports the Company's conversion strategy, where customers are converted from stores with less efficient footprints to more productive and better performing stores, such as full-line stores located nearby. Recent experiences in this strategy demonstrate that when this conversion is executed, full-line stores pick up a significant portion of the sales;

•
On April 4, 2016, Sears Canada announced the closing of the previously announced sale and leaseback transaction with Tamworth Properties on the National Logistics Centre in Vaughan, Ontario for total net proceeds of $100.0 million. Sears Canada will lease back the facility and will continue to operate business as usual with no related staff reduction or customer service disruption;

•
On April 28, 2016, the Company announced the closing of the previously announced sale and leaseback transaction with CT Real Estate Investment Trust on the National Logistics Centre in Calgary, Alberta for total net proceeds of $83.9 million. Similar to the agreement for the Vaughan, Ontario facility, Sears Canada will lease back the facility and will continue to operate business as usual with no related staff reduction or service disruption; and

•
Subsequent to the 13-week period ended April 30, 2016, the Company announced that it has entered into a sale and leaseback agreement on the National Logistics Centre in Port Coquitlam, British Columbia, for a total consideration of $23.4 million. This property, including land, building and equipment had a net carrying value of approximately $12.8 million included in “Property, plant and equipment” and “Investment properties” in the unaudited Condensed Consolidated Statements of Financial Position as at April 30, 2016. The transaction is subject to definitive documentation and customary due diligence, and is expected to close during the third quarter of 2016. The ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement. The proceeds from the transaction will be used for general corporate purposes. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility (see Note 7 “Long-term obligations and finance costs” in the Q1 2016 financial statements for additional information).

SG&A

•
Cost management resulted in selling, administrative and other expenses decreasing by $25.5 million or 8.6% in Q1 2016, as compared to Q1 2015. Excluding transformation expenses included in selling, administrative and other expenses in Q1 2016, and impairment charges and other non-recurring items included in selling, administrative and other expenses in Q1 2015, cost management resulted in operating expense reductions of $44.2 million or 14.9% in Q1 2016, as compared to Q1 2015;

•
The Company implemented a highly stringent budgeting process to manage expenses. As of the end of Q1 2016, the Company identified approximately $80.0 million in annualized cost savings against a previously-announced goal of $100.0 million to $127.0 million in annualized cost savings in 2016, as compared to 2015. The goal for the 2016 annualized cost savings has been increased to a range of $127.0 to $155.0 million; and

•
On May 16, 2016, Sears Canada announced it had entered into a 10-year agreement with CGI, an information technology and business process services firm, to support the Company’s strategy to re-engineer its technology platforms. The plan will streamline and modernize Sears Canada’s IT infrastructure, allowing the Company to reduce IT costs and decommission systems after standing up a modernized core technology stack.

c. Quarterly Performance
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and operating results are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be aligned with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and total same store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(in CAD millions, except per share amounts)	2016	2015	2015	2014	2015	2014	2015	2014
Total revenue	$595.9	$697.2	$768.8	$845.8	$792.1	$834.5	$887.6	$972.5
Net (loss) earnings	$(63.6)	$(59.1)	$13.5	$(21.3)	$(53.2)	$(118.7)	$30.9	$(123.6)
Basic and diluted net (loss) earnings per share	$(0.62)	$(0.58)	$0.13	$(0.21)	$(0.52)	$(1.16)	$0.30	$(1.21)

d. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA
The Q1 2016 financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores (and exclude Hometown, Outlet and Corbeil, which are considered non-Core), that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13-week periods ended April 30, 2016 and May 2, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

A reconciliation of the Company’s total merchandising revenue to total same store sales is outlined in the following table:

	First Quarter
(in CAD millions)	2016	2015
Total merchandising revenue	$595.9	$697.2
Non-comparable sales	152.4	218.3
Total same store sales	443.5	478.9
Percentage change in total same store sales	(7.4)%	(4.3)%
Percentage change in total same store sales by category
Apparel & Accessories	(8.7)%	(9.9)%
Home & Hardlines	(6.9)%	(0.8)%
Percentage change in Core Retail same store sales	(6.9)%	(3.8)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(6.6)%	(9.0)%
Home & Hardlines	(7.7)%	0.7%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

A reconciliation of the Company’s net loss to Adjusted EBITDA is outlined in the following table:

	First Quarter
(in CAD millions, except per share amounts)	2016	2015
Net loss	$(63.6)	$(59.1)
Transformation expense[1]	9.8	—
Gain on sale and leaseback transactions[2]	(40.6)	—
Assets held for sale impairment[3]	1.0	—
Lease exit costs[4]	7.9	—
Gain on settlement of retirement benefits[5]	—	(5.1)
Depreciation and amortization expense	9.8	12.5
Finance costs	1.6	3.9
Interest income	(3.6)	(0.2)
Income tax expense (recovery)[6]	2.3	(2.5)
Adjusted EBITDA[7]	(75.4)	(50.5)
Basic net loss per share	$(0.62)	$(0.58)

1
Transformation expense during 2016 relates primarily to severance incurred during the period. These costs were included in “Selling, administrative and other expenses” in the Q1 2016 financial statements.

2
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back of its logistics centres in Calgary, Alberta and Vaughan, Ontario, described in Note 19 “Gain on sale and leaseback transactions” in the Q1 2016 financial statements.

3
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Broad Street investment property in Q1 2016 to fair value less costs to sell, described in Note 12 “Assets classified as held for sale” in the Q1 2016 financial statements.

4
Lease exit costs relate primarily to costs incurred to exit certain properties during 2016 and 2017. These costs were included in “Selling, administrative and other expenses” in the Q1 2016 financial statements.

5
Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015, described in Note 10 “Retirement benefit plans” in the Q1 2016 financial statements.

6	Income tax expense in Q1 2016 includes a charge to reduce the Company’s net deferred tax assets to the recoverable amount described in Note 16 “Income taxes” in the Q1 2016 financial statements.
7
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

Adjusted EBITDA and same store sales metrics do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA and same store sales metrics should not be considered in isolation or as alternatives to measures prepared in accordance with IFRS.

e. Consolidated Financial Results

	First Quarter
(in CAD millions)	2016	% Chg 2016 vs 2015	2015
Revenue	$595.9	(14.5)%	$697.2
Cost of goods and services sold	427.9	(7.5)%	462.8
Selling, administrative and other expenses	271.9	(8.6)%	297.4
Operating loss	(103.9)	(64.9)%	(63.0)
Gain on sale and leaseback transactions	40.6	100.0%	—
Gain on settlement of retirement benefits	—	(100.0)%	5.1
Finance costs	1.6	(59.0)%	3.9
Interest income	3.6	1,700.0%	0.2
Loss before income taxes	(61.3)	0.5%	(61.6)
Income tax expense (recovery)	2.3	(192.0)%	(2.5)
Net loss	$(63.6)	(7.6)%	$(59.1)

Total revenue in Q1 2016 decreased by 14.5% to $595.9 million compared to $697.2 million in Q1 2015. Total same store sales declined by 7.4% and same store sales in Core Retail stores decreased by 6.9% in Q1 2016 compared to Q1 2015. The revenue in Q1 2016 relating to Home & Hardlines decreased by $55.4 million, or 16.5%, compared to Q1 2015, primarily due to sales declines in all product categories. Included in the total revenue decrease in Q1 2016 for Home & Hardlines was a $19.5 million decrease in Direct channel sales due to the reduction in catalogue pages and online transactions, and a $3.0 million decrease in retail store sales due to store closures subsequent to the end of Q1 2015. Total same store sales in Home & Hardlines decreased by 6.9% and same store sales in Home & Hardlines in Core Retail stores decreased by 7.7% in Q1 2016 compared to Q1 2015. The revenue in Q1 2016 relating to Apparel & Accessories decreased by $23.2 million, or 10.2%, compared to Q1 2015, due to sales declines in all product categories. Included in the total revenue decrease in Q1 2016 for Apparel & Accessories was an $8.9 million decrease in Direct channel sales due to the reduction in catalogue pages and online transactions, and a $0.2 million decrease in retail store sales due to store closures subsequent to the end of Q1 2015. Total same store sales in Apparel & Accessories decreased by 8.7%, while same store sales in Apparel & Accessories in Core Retail stores decreased by 6.6% in Q1 2016 compared to Q1 2015. The total revenue decrease in Q1 2016 includes a decrease in Commission and licensee revenue, primarily due to reduced revenues of $20.6 million after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015.

In Q1 2016, total revenue recognized from points redemption under the loyalty program was $10.9 million (Q1 2015: $14.5 million). Total revenue deferred related to points issuances in Q1 2016 was $9.1 million (Q1 2015: $13.0 million), resulting in a net increase of $0.3 million as compared to Q1 2015. The increase in Q1 2016 was primarily due to lower point issuances offset by lower point redemptions, as compared to Q1 2015. Total revenue recognized in Q1 2016 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) decreased to $1.0 million (Q1 2015: $3.0 million).

Cost of goods and services sold was 7.5% lower in Q1 2016 compared to Q1 2015. The decrease was primarily attributable to lower sales volumes, which included the effect of store closures subsequent to the end of Q1 2015, and is partially offset by the weakening Canadian dollar compared to the U.S. dollar, which negatively impacted Q1 2016.

The Company’s gross margin rate was 28.2% in Q1 2016 compared to 33.6% in Q1 2015. The decrease in the gross margin rate in Q1 2016 was impacted by the weakening of the Canadian dollar, which negatively impacted Q1 2016 margins by $17.3 million primarily in home décor, home furnishings, CAWP, seasonal merchandise, women’s apparel, men’s wear, children’s wear and footwear. The gross margin rate for Q1 2016 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin by $20.6 million. Excluding the negative impact of the weaker Canadian dollar and the termination of the marketing and servicing agreement with JPMorgan Chase, the Q1 2016 gross margin rate would have declined by 90 basis points compared to the Q1 2015 normalized gross margin rate. The Company continues to maintain its foreign exchange hedging programs and operating processes to manage the impact of future volatility in the exchange rate. These programs and processes are expected to continue to partially mitigate foreign exchange risk in 2016.

Selling, administrative and other expenses, including depreciation and amortization expenses, decreased by $25.5 million, or 8.6%, to $271.9 million in Q1 2016 compared to Q1 2015. Excluding transformation expenses, impairment charges and other non-recurring items in Q1 2016, as shown in the reconciliation of the Company’s net loss to Adjusted EBITDA in Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses declined by $44.2 million, or 14.9%, in Q1 2016 compared to Q1 2015. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower spending on advertising and payroll expenses. Advertising expense decreased primarily due to reductions in retail advertising and catalogue pages. Payroll expense decreased primarily due to a reduced number of employees, as a result of transformation initiatives announced in Fiscal 2015.

Depreciation and amortization expense in Q1 2016 decreased by $2.7 million compared to Q1 2015, primarily due to the sale and leaseback transactions, impairment of certain assets, and the disposal of assets related to store closures during Fiscal 2015 and Q1 2016. The Company regularly monitors the business for indicators of impairment and assesses the potential impact to the carrying value of our assets on a quarterly basis.

During Q1 2016, the Company completed the sale and leaseback of its logistics centre located in Vaughan, Ontario to Tamworth Properties Inc., as previously announced on November 13, 2015, for net proceeds of $100.0 million. The land and building sold had a total net carrying value of approximately $74.6 million previously included in “Property, plant and equipment” in the unaudited Condensed Consolidated Statements of Financial Position. The total gain on the sale and leaseback transactions was $25.4 million and was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. See Note 19 “Gain on sale and leaseback transactions” in the Q1 2016 financial statements for additional information.

The Company also completed the sale and leaseback of its logistics centre located in Calgary, Alberta to CT Real Estate Investment Trust, as previously announced on March 18, 2016, for net proceeds of $83.9 million. The land and building sold had a total net carrying value of approximately $43.8 million previously included in “Property, plant and equipment” in the unaudited Condensed Consolidated Statements of Financial Position. The total gain on the sale and leaseback transactions was $40.1 million, $15.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The remaining $24.9 million of the gain was deferred and is being amortized over the term of the lease as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. See Note 19 “Gain on sale and leaseback transactions” in the Q1 2016 financial statements for additional information.

Finance costs in Q1 2016 decreased by $2.3 million compared to Q1 2015, primarily due to nil interest on prior period tax re-assessments and accruals for uncertain tax positions compared to $2.5 million in Q1 2015.

Interest income in Q1 2016 increased by $3.4 million compared to Q1 2015, primarily related to settlement of taxes recoverable from prior periods.

Income tax expense in Q1 2016 was $2.3 million compared to a recovery of $2.5 million in Q1 2015. The increase in income taxes expense in Q1 2016 is due to the reversal of a deferred tax asset related to foreign exchange derivative contracts.

Adjusted EBITDA in Q1 2016 was a loss of $75.4 million compared to a loss of $50.5 million in Q1 2015, an increased loss of $24.9 million. Adjusted EBITDA in Q1 2016 was negatively impacted by $24.9 million loss of revenues from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $16.1 million from the impact of the weakening Canadian dollar, and $3.1 million from the closure of underperforming stores subsequent to the end of Q1 2015. The negative impacts were partially offset by a reduction of $2.1 million in severance costs which were not included in transformation expense. Excluding the impact of these items, Adjusted EBITDA in Q1 2016 improved by $17.1 million compared to Q1 2015.

2. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at April 30, 2016 were $1,171.2 million, which was $37.5 million higher than as at January 30, 2016. The increase was primarily due to a $35.9 million increase in cash from the sale and leaseback transactions and a $31.0 million increase in inventories due to normal seasonal purchasing. The increases were partially offset by a $25.3 million decrease in income taxes recoverable primarily due to refunds received related to carry back of losses generated by the Company from fiscal year 2014 and settlement with tax authorities for fiscal years 2005 to 2008.

Current liabilities as at April 30, 2016 were $574.0 million, which was $16.7 million lower than as at January 30, 2016, primarily due to a $33.5 million decrease in accounts payable and accrued liabilities from timing of payments for inventory receipts. The decrease was partially offset by a $17.0 million increase in derivative financial liabilities relating to foreign exchange contracts.

Inventories were $695.8 million as at April 30, 2016, as compared to $664.8 million as at January 30, 2016. The $31.0 million increase was due to normal seasonal purchasing.

Total cash was $349.8 million as at April 30, 2016, as compared to $313.9 million as at January 30, 2016. The increase of $35.9 million was primarily due to net proceeds of $183.9 million from the sale and leaseback transactions described in Note19 “Gain on sale and leaseback transactions” in the Q1 2016 financial statements, mostly offset by cash used for operating activities of $139.1 million.

Total assets and liabilities as at the end of Q1 2016, Fiscal 2015, and Q1 2015 were as follows:

(in CAD millions, at period end)	As at April 30, 2016	As at January 30, 2016	As at May 2, 2015
Total assets	$1,545.0	$1,633.2	$1,672.4
Total liabilities	1,077.6	1,079.0	1,166.5

Total assets as at April 30, 2016 decreased by $88.2 million to $1,545.0 million, as compared to $1,633.2 million as at the end of Fiscal 2015, primarily due to decreases in property, plant and equipment and investment properties of $111.9 million and $12.9 million, respectively, net of an increase in cash of $35.9 million primarily from the sale and leaseback transactions. Also, inventories increased by $31.0 million and income taxes recoverable decreased by $25.3 million compared to Q1 2015.

Total liabilities as at April 30, 2016 decreased by $1.4 million to $1,077.6 million, as compared to $1,079.0 million at the end of Fiscal 2015, primarily due to decreases in accounts payable and accrued liabilities of $33.5 million and retirement benefit liability of $6.3 million due to higher contributions compared to retirement benefits plan expense in Q1 2016. These decreases were partially offset by increases in other long-term liabilities of $24.4 million related to the deferred gain on sale and leaseback of the Calgary distribution centre and derivative financial liabilities of $17.0 million relating to foreign exchange contracts.

Cash flow used for operating activities
Cash flow used for operating activities increased by $3.0 million in Q1 2016 to $139.1 million, as compared to cash flow used for operating activities of $136.1 million in Q1 2015. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities in Q1 2016 was primarily attributable to a higher net loss after adjusting for gains from sale and leaseback transactions described in Note 19 “Gain on sale and leaseback transactions” in the Q1 2016 financial statements. The increase in Q1 2016 was partially offset by income tax recovered and improved inventory purchase management (see Note 17 “Changes in non-cash working capital balances” in Q1 2016 financial statements for additional information).

Cash flow generated from (used for) investing activities
Cash flow generated from investing activities was $178.2 million in Q1 2016, as compared to cash flow used for investing activities of $5.1 million in Q1 2015, an increase in cash generated from investing activities of $183.3 million. The increase in Q1 2016 compared to Q1 2015 is primarily due to $183.9 million of proceeds from the sale and leaseback transactions described in Note 19 “Gain on sale and leaseback transactions” in the Q1 2016 financial statements.

Cash flow used for financing activities
Cash flow used for financing activities of $1.4 million in Q1 2016 was comparable to Q1 2015.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$299.2	$299.2	$299.2	$—	$—	$—
Finance lease obligations including payments due within one year [1]	23.2	28.7	5.4	10.0	8.2	5.1
Operating lease obligations [2]	n/a	394.4	83.9	136.6	97.3	76.6
Royalties [2]	n/a	14.7	3.0	6.8	4.9	—
Purchase agreements [2,4]	n/a	20.2	14.2	5.6	0.4	—
Retirement benefit plans obligations[3]	320.6	60.6	20.2	35.9	4.3	0.2
	$643.0	$817.8	$425.9	$194.9	$115.1	$81.9

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at April 30, 2016.

2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016 or earlier at the Company’s discretion.

4
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

Retirement Benefit Plans
At the end of Q1 2016, the Company’s retirement benefit plan obligations decreased by $6.3 million to $320.6 million, as compared to the end of Fiscal 2015.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was completed on June 30, 2014. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014.

During the 13-week period ended May 2, 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the 13-week period ended May 2, 2015 related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive loss” (“OCL”).

During Fiscal 2016, the Company’s target asset allocation for the registered and non-registered pension plans is 55-80% fixed income and 20-45% equity for the defined benefit registered pension plan. As at the end of Q1 2016, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

See Note 10 “Retirement benefit plans” in the Q1 2016 financial statements, for additional information.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $222.9 million as at April 30, 2016 (January 30, 2016: $120.1 million, May 2, 2015: $248.6 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at April 30, 2016, four properties in Canada had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral. The estimated reserves, if applied as at April 30, 2016, would reduce the Company’s borrowing availability by $109.6 million. The Amended Credit Facility contains covenants which are customary for facilities of the nature and the Company was in compliance with all covenants as at April 30, 2016.

As at April 30, 2016, the Company had no borrowings on the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $3.0 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 30, 2016: no borrowings and unamortized transaction costs of $3.2 million included in “Other long-term assets”, May 2, 2015: no borrowings and unamortized transaction costs of $3.9 million included in “Other long-term assets”). In addition, the Company had $77.1 million (January 30, 2016: $63.3 million, May 2, 2015: $51.4 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at April 30, 2016, the Company had outstanding merchandise letters of credit of U.S. $0.3 million (January 30, 2016: U.S. $4.8 million, May 2, 2015: U.S. $12.6 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.

During Q1 2016, the Company received net proceeds of $183.9 million upon closing of the sale and leaseback transactions described in Note 19 “Gain on sale and leaseback transactions” in the Q1 2016 Financial Statements, and $23.1 million from tax recoveries, described in Note 16 “Income taxes” in the Q1 2016 Financial Statements. The proceeds will be used for general corporate purposes. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

3. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk. See Note 13 “Financial instruments” in the Q1 2016 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.

Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $390.0 million as at April 30, 2016 (January 30, 2016: $381.2 million, May 2, 2015: $192.5 million) expose the Company to credit risk if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $5.9 million as at April 30, 2016 (January 30, 2016: $6.0 million, May 2, 2015: $6.4 million). As at April 30, 2016, no individual party represented 10% or more of the Company’s net accounts receivable (January 30, 2016: no individual party represented 10% or more the Company’s net accounts receivable, May 2, 2015: one party represented 11.7% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at April 30, 2016, there were forward contracts outstanding with a notional value of U.S. $160.5 million (January 30, 2016: U.S. $168.0 million, May 2, 2015: U.S. $174.0 million) and a fair value of $17.0 million included in “Derivative financial liabilities” (January 30, 2016: $6.6 million included in “Derivative financial assets”, May 2, 2015: $3.9 million included in “Derivative financial assets”) in the Q1 2016 Financial Statements. These derivative contracts have settlement dates extending to January 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement (“IAS 39”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at April 30, 2016, the designated portion of these hedges was considered effective.

While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCL for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCL are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.

During the 13-week period ended April 30, 2016, the Company recorded a gain of $1.5 million (2015: gain of $0.3 million) in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and accounts payable.

The period end exchange rate was 0.7969 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $1.4 million for U.S. dollar denominated balances included in cash and accounts payable.

Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Net assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at April 30, 2016 was a net asset of $351.1 million (January 30, 2016: net asset of $315.2 million, May 2, 2015: net asset of $116.8 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.6 million for net assets subject to interest rate risk included in cash and other long-term assets as at April 30, 2016.

Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at April 30, 2016, the fixed to floating rate swap contracts outstanding had a notional volume of 3.9 million litres (January 30, 2016: 2.4 million litres, May 2, 2015: 3.5 million litres) of diesel and nil gigajoules (“GJ”) (January 30, 2016: nil, May 2, 2015: 0.1 million GJ) of natural gas and a fair value of $0.2 million included in “Derivative financial assets” (January 30, 2016: less than $0.1 million, May 2, 2015: $0.2 million) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.

4. Funding Costs
The funding costs for the Company in Q1 2016 and Q1 2015 are outlined in the table below:

	First Quarter
(in CAD millions)	2016	2015
Interest costs
Total long-term obligations at end of period[1]	$23.2	$27.0
Average long-term obligations for period[2]	23.7	27.5
Long-term funding costs[3]	0.4	0.5
Average rate of long-term funding	6.8%	7.3%

1	Includes current portion of long-term obligations.
2	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
3	Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

5. Related Party Transactions
As at June 7, 2016, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 46,162,515 common shares, representing approximately 45.3% of the Company’s total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.

The Company periodically enters into transactions with Sears Holdings. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount which was established and agreed to by the related parties. See Section 5 “Related Party Transactions” in the 2015 Annual Report and Note 30 “Related party transactions” in the 2015 Annual Consolidated Financial Statements for further information about these transactions.

The Company and ESL are parties to an agreement where ESL will provide, when requested by the Company, investment, business and real estate consulting services to the Company. There will be no fees, expenses or disbursements payable by the Company to ESL for these services.

6. Shareholders’ Equity
As at June 7, 2016, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 30, 2016: 101,877,662, May 2, 2015: 101,877,662), the total number of restricted share units outstanding was 500,000, and the total number of options granted to acquire common shares outstanding was 67,000.

7. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases. This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In May 2014, the IASB issued the following standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” in the 2015 Annual Consolidated Financial Statements and are consistent with those used in the preparation of the Q1 2016 financial statements.

8. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Executive Chairman and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended April 30, 2016.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at April 30, 2016. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q1 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

9. Risks and Uncertainties
Please see Section 10 “Risks and Uncertainties” in the Company’s 2015 Annual Report for a detailed description of the risks and uncertainties faced by the Company.